News Release Index

8/9/2006 9:30 AM ET

LINUX GOLD CORP. APPOINTS NEW VICE PRESIDENT AND FINANCIAL ADVISOR

For Immediate Release: August 9, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce the appointment of Michael Baybak, as Vice President of Financial Development, and Garry Pollack, as the Assistant Financial Advisor, for the Company.

For their services, the Company will issue incentive stock options to purchase up to 1,500,000 common shares at a price of US$0.35 per share, exercisable for a period of five years from the date of granting.

John Robertson, President of Linux Gold Corp., states, “I am very pleased to welcome the vast expertise in the junior mining industry of Michael Baybak and Garry Pollack, to assist the Company in obtaining its goals in the mining sector.”

ABOUT MICHAEL BAYBAK
Mr. Baybak graduated from Columbia University and attended Yale Law School. Before entering the financial public relations field in 1977 as an account executive, he was a business writer for a number of organizations including McGraw-Hill and The Christian Science Monitor. Mr. Baybak is principal of Michael Baybak and Company, Inc., headquartered in the Los Angeles area. The company, founded May 1, 1979, services a diversified North American clientele of financial advisors and public companies.

ABOUT LINUX GOLD CORP.
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. received a research report from Khandaker Partners in New York. The report can be accessed online at http://www.linuxgoldcorp.com/khandakerreport_062706.pdf (see news release dated June 28, 2006).

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

Forward-Looking Statements

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.